EnCana Corporation
Prospect Disclosure Statement
Chad — Permit H — November 8, 2005
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its indirect, wholly owned subsidiary’s prospect known as the Permit H in Chad.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The Permit H Convention (“The Convention”) is located in the Republic of Chad. The Convention covers almost 220,000 km2 and encompasses several sedimentary basins, including the Lake Chad, Bongor and West Doba Basins.

(b)	Gross and net interest in the property:

EnCana International (Chad) Ltd. (“EnCana Chad”), an indirect, wholly owned subsidiary of EnCana Corporation, has a 50% working interest in The Convention area in Chad. The Convention is an agreement based upon royalty-tax terms and was formally awarded in 1999. The exploration period of The Convention expires in 2011. Any areas retained under a development and production concession are valid for a twenty five year period.

(c)	Interest expiry date:

The exploration period of The Convention expires in 2011.

(d)	Target zone name, geologic age and lithology:

The Lower and Upper Cretaceous interval in the various basins being explored carry the potential to host hydrocarbons. The principal reservoirs are fluvio-lacustrine sandstones.

(e)	Distance to the nearest analogous commercial production:

A major producing oil field complex of at least three fields, with reservoirs of similar age, type and quality, is within approximately 180 km of Bongor Basin. These fields have been on production for two years and currently produce in excess of 150,000 bbls/d. The oil is exported through the Chad-Cameroon Pipeline System.

(f)	Product types reasonably expected:

Light, waxy oil (30-40 degrees API) has already been encountered in other exploration wells in the basin where exploration is continuing. Accumulations of heavy oil have also been encountered, which do not constitute the principal target.

Prospect Disclosure Statement — Chad — Permit H — November 8, 2005

(g)	Range of Pool or Field Sizes:

Approximately 10 — 250 MMbbls recoverable oil in place.

(h)	Depth of the target zone:

The depths of the target zones vary widely, between 2,500 feet and 9,000 feet.

(i)	Estimated cost to drill a well to the target depth and test:

The estimated cost to drill a well to the target depth is approximately US$3.5 million. The estimated cost to test a well with multiple hydrocarbon bearing zones is approximately US$4 million.

(j)	Reasonably expected drilling commencement and completion dates:

EnCana Chad expects to drill eight exploration wells during the 2005-2006 period.

(k)	Anticipated prices to be received for each product type reasonably expected:

Prevailing market price for WTI with an anticipated discount of $3-8/bbl to account for specific oil quality encountered and the blended Chad-Cameroon pipeline product quality.

(l)	Reasonably expected marketing and transportation arrangements:

It is anticipated that EnCana Chad will make use of spare capacity in the existing Chad-Cameroon Pipeline System. This pipeline ends at a tanker loading facility at the port of Kribi, in Cameroon. From this point, it is expected that the oil would be shipped by tanker. Potential markets for the anticipated oil type exist in several locations, most notably in the Far East.

(m)	Operator and relevant experience:

EnCana Chad has operated in Chad since 2002. EnCana Corporation is one of the largest independent exploration & production companies worldwide, and has considerable experience in all aspects of exploration, exploitation and development.

(n)	Risk and probability of success:

Principal exploration risks include reservoir presence and quality; effective structural trapping; and effective migration and physical characteristics of reservoired oil. There is an estimated 15-30% probability of encountering flowable quantities of hydrocarbons in individual exploration wells.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility

Prospect Disclosure Statement — Chad — Permit H — November 8, 2005

of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. In Chad, there are other potential risks related to political stability and security. What are believed to be two of the greater technical risks specific to this play are: variations in porosity and permeability impacting well productivity and compartmentalization of reservoirs due to complex faulting.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated permit expiry dates; estimated recoverable oil; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.